Exhibit 10.38

November 10, 2015

Mr. Earl Shanks

5110 Garden Spring Court

Dayton, Ohio 45429

Dear Earl:

I am pleased to offer you the position of Senior Vice President and Chief Financial Officer of Essendant Inc. (the Company), effective November 12, 2015. In this position, you will report to me as a senior leader of the Company and be responsible for leading the Finance organization. The Company's Board of Directors, the Senior Leadership Team and I are excited at the prospect of working with you to take Essendant to the next level of success.

The specifics of the offer are outlined below:

Base Pay

Your annual base salary will be $475,000, less applicable tax withholdings, paid semi-monthly, effective on your date of hire.

Management Incentive Plan

As a key member of the management team, you are eligible to participate in the Management Incentive Plan (MIP), which provides you with the opportunity to earn a cash award after year-end, if a set of predetermined goals are achieved. Your target incentive award is 80% of your base salary. The plan currently allows for a maximum payout of 200% of your target award, based on performance against total Company MIP metrics. If a bonus is earned, payments are typically made during the first quarter of the subsequent year. Payments are pro-rated for partial years of service.

Awards are subject to approval by the HR Committee of the Board of Directors.

Long Term Incentive Plan

•      As a key member of the management team, you are also eligible to participate in the Company's 2015 Long-Term Incentive Plan (LTIP). The targeted annual economic value of your LTIP equity award is 150% of your base salary ($712,500).

The equity grants in the most recent year were awarded as follows:

■

Restricted Stock awarded in September, designed to deliver 50% of the targeted annual economic value of your LTIP awards, and vesting in three annual installments, subject to the Company achieving at least $0.50 EPS during the four quarters preceding each annual vesting date.

■

Restricted Stock Units awarded in March, designed to deliver 50% of the targeted annual economic value of your LTIP awards, and cliff vesting on the third anniversary of the grant date to the extent the Company achieves Cumulative Net Income and Working Capital Efficiency performance goals as defined in the award agreement with a maximum potential vesting of 200% of the Units awarded.

Officer Perquisite

You are eligible for a yearly perquisite allowance of $18,000, less applicable tax withholdings, paid semimonthly, effective on your date of hire.

Equity Grant

You will also receive a one-time restricted stock grant with an economic value of $250,000. The grant will occur as soon as administratively possible after your start date and will cliff vest on the third anniversary of the grant date, provided you are still employed by the Company and that the Company has achieved at least $0.50 EPS during the four quarters immediately preceding the vesting date. The number of shares will be determined based on the closing stock price on the grant date. In addition to your LTIP award in March of 2016, you will also receive an incremental restricted stock unit (RSU) award with an economic value of $250,000. The grant will cliff vest on the third anniversary of the grant date, provided you are still employed by the Company and to the extent that the Company has achieved the performance goals set forth in the RSU award agreement. The number of shares will be determined based on the closing stock price on the date of the grant.

Relocation

You will also be entitled to relocation from Dayton, Ohio to Chicago in accordance with the Lump Sum Program set forth in the Company Relocation Policy, policy number HR-008.

The Lump Sum Relocation Allowance offers flexibility in planning and executing an associate's relocation. It is intended to assist with expenses associated with finding a new home, temporary living, return trips home, miscellaneous expenses and the final move to the new location. The Relocation Allowance is determined by the associate's base salary. Your Lump Sum Relocation Allowance will be the gross amount of $285,000, which is the maximum benefit of 60% of your base salary, and from which taxes will be deducted. Pursuant to the Relocation Policy, in the event you terminate your employment with the Company or are terminated for reasons set forth in the Company Relocation Policy prior to 11/12/2017, you will be required to reimburse the Company for the Relocation Allowance as set forth in that policy.

Benefit Programs

As a new hire, you will be eligible for benefits after 30 days of employment. The Company Employee Benefit Program includes:

■	Health Benefits: Medical, dental, vision, EAP and Flexible Spending Accounts;
■

Financial Security Benefits: 401 (k) Plan,Deferred Compensation Plan, Employee Stock Purchase Program, Short and Long Term disability income insurance, life insurance and accidental death and dismemberment insurance.

Please refer to the summary and rate sheet for more details.

Paid Time Off

You will be eligible for 26 days of Paid Time Off annually which will be pro-rated based on your start date for the first year of service with the Company. Paid time off accrues each pay period. You are eligible to accrue PTO 30 days after your hire date. In addition, we offer 10 holidays annually based on your hire date.

Severance Terms

The Executive Severance Plan is intended to provide certain eligible employees of Essendant severance benefits in the event of such employee's Eligible Termination or Eligible Change of Control Termination under the terms and conditions set forth in the plan. I have included a copy of the Executive Severance Plan for your review.

Offer Acceptance

This offer is contingent upon the acceptable results of a pre-employment drug screen and satisfactory background and credit checks.

Upon accepting this offer of employment, you represent and agree to the following: 1) you have no current employment contract, covenant not to compete, restrictive covenants, confidentiality agreement, or any other kind of agreement with any previous employer that would preclude you from accepting this offer and joining the Company or otherwise limit your activities once you become an employee, and 2) you will not bring with you any trade secrets or other confidential or proprietary information of your previous employer.

Upon employment, you will also be asked to sign and abide by the Company Confidentiality and NonDisclosure Agreement and Code of Business Conduct.

To accept our employment offer, we ask that you please sign and return this letter. A second copy is provided for your records. While this letter is intended to outline the terms of your employment, neither the terms of this offer letter, nor your acceptance, constitutes an employment contract or an assurance of future employment for any fixed period of time. Essendant is an at-will employer, which means your employment is for no definite period of time and can be terminated, at any time, with or without cause, and with or without notice, by you or the Company.

We believe you can make a meaningful contribution to our Company and look forward to working with you. If you have any questions, please contact me or Carole Tomko, SVP, Chief HR Officer, at 847-627-2110. Please return a signed copy of this letter to me indicating your understanding and acceptance.

Congratulations and welcome to Essendant.

Sincerely,

Robert B. Aiken Jr.

President & CEO

Accepted and agreed;

________________________________________Date: ___________________________

Earl C. Shanks

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